ISSUER FREE WRITING PROSPECTUS
Filed pursuant to Rule 433
Registration Statement No. 333-194999
April 10, 2014

PRICING TERM SHEET

LEGACY RESERVES LP

8% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Units
(Liquidation Preference $25.00 per Unit)

Issuer:	Legacy Reserves LP

Securities Offered:	Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Units, liquidation preference $25.00 per unit (the “units”)

Number of Units:	2,000,000 units

Number of Option Units:	300,000 units

Public Offering Price:	$25.00 per unit; $50,000,000 total (assuming no exercise of the underwriters’ option to purchase additional units)

Underwriting Discounts:	$0.7875 per unit; $1,575,000 total (assuming no exercise of the underwriters’ option to purchase additional units)

Maturity Date:	Perpetual (unless redeemed by the issuer on or after April 15, 2019 or in connection with a Change of Control)

Ratings:	The units will not be rated

Trade Date:	April 10, 2014

Settlement Date:	April 17, 2014 (T+5)

Liquidation Preference:	$25.00, plus accumulated and unpaid distributions

Distribution Rate:

The initial distribution rate for the units from, and including the date of original issuance to, but not including , April 15 2024, will be 8% per annum of the $25.00 liquidation preference per unit (equal to $2.00 per unit per annum). On and after April 15, 2024, distributions on the units will accrue at an annual rate equal to the sum of (a) Three-Month LIBOR (as defined below) as calculated on each applicable date of determination and (b) 5.24%, based on the $25.00 liquidation preference per unit.

The term “Three-Month LIBOR” means, on the second business day in London immediately preceding the first date of each relevant distribution period for the units, the rate (expressed as a percentage per year) for deposits in U.S. dollars for a three-month period as appears on Bloomberg, L.P. page US0003M, as set by the British Bankers Association at 11:00 a.m. (London time) on such date of determination.

All distributions accrue daily during the relevant distribution period. For distribution periods beginning on and after April 15, 2024, Three-Month LIBOR will be determined on each distribution payment date, or, if applicable, the redemption date, which determination will apply to each day during the distribution period.

Distribution Payment Dates:	Monthly on the 15th day of each month of each year, commencing on May 15, 2014

Optional Redemption:

In the event of a Change of Control or at any time on or after April 15, 2019, the issuer may, at its option, redeem the units, in whole or in part,  at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared.

Change of Control Conversion Right Unit Cap:	1.962

CUSIP/ISIN:	542707 403 / US5247074033

Joint Book-Running Managers:	Stifel, Nicolaus & Company, Incorporated Barclays Capital Inc. MLV & Co. LLC

Co-Managers:	Janney Montgomery Scott LLC Ladenburg Thalmann & Co. Inc.

Listing:

The issuer intends to file an application to list the units on the NASDAQ Global Select Market under the symbol “LGCYP.” If the application is approved, trading of the units on the NASDAQ Global Select Market is expected to commence within 30 days after their original issue date.

ADDITIONAL INFORMATION:

All information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the units and is not soliciting an offer to buy the units in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Stifel, Nicolaus & Company, Incorporated at (855) 300-7136 , Barclays Capital Inc. at (888) 603-5847, MLV & Co. LLC at (212) 542-5882, Janney Montgomery Scott LLC at (215) 665-6170 or Ladenburg Thalmann & Co. Inc. at (212) 409-2000.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED, SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.